UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 31, 2026

(Date of Report -Date of earliest event reported)

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Property Acquisitions

On July 31, 2026, Roots Real Estate Investment Community I, LLC (the “Company”) completed the acquisition of the following seven (7) single family duplex homes. through the purchase of Flipside 29, LLC, which was wholly owned by the Company’s sponsor, Seed InvestCo, LLC (the “Sponsor”):

Property Address:

290 A Cedar Creek Road, Winder, GA 30680

290 B Cedar Creek Road, Winder, GA 30680

292 A Cedar Creek Road, Winder, GA 30680

292 B Cedar Creek Road, Winder, GA 30680

294 A Cedar Creek Road, Winder, GA 30680

294 B Cedar Creek Road, Winder, GA 30680

Description:	Each single-family duplex home is between 2,700-4,000 square-foot built in 2023 with 6 bedrooms and 4 bathrooms and sits on approximately 4.56 acres.

Purchase Price by Roots:	$1,537,181.52 allocated purchase price
Current Market Value:	$1,800,000.00

Property Address:

28 Bill Rutledge Road Unit A, Winder, GA 30680

28 Bill Rutledge Road Unit B, Winder, GA 30680

32 Bill Rutledge Road Unit A, Winder, GA 30680

32 Bill Rutledge Road Unit B, Winder, GA 30680

135 South Broad Street Unit A, Winder, GA 30680

135 South Broad Street Unit B, Winder, GA 30680

137 South Broad Street Unit A, Winder, GA 30680

137 South Broad Street Unit B, Winder, GA 30680

Description:	Each single-family duplex home is approximately 2,700-4,000 square-foot built in 2024 with 6 bedrooms and 5 bathrooms and sits on approximately 0.43 acres.

Purchase Price by Roots:	$2,049,575.40 allocated purchase price
Current Market Value:	$2,400,000.00

Item 1. Fundamental Changes

Property Acquisitions

On July 31, 2026, the Company completed the acquisition of the following thirty-three (33) single family homes through the purchase of Flipside 30, LLC, which was partially owned by the Sponsor:

Property Address:	173 Russell Way, Athens, GA 30606 255 Melba Lane, Athens, GA 30606

Description:	Each single-family home is approximately 2,216-square-foot built in 2022 with 4 bedrooms and 2.5 bathrooms and sits on approximately 0.14 acres.
Purchase Price by Roots:	$679,165.73 allocated purchase price
Current Market Value:	$820,000

Property Address:	219 Melba Lane, Athens, GA 30606
Description:	This 2,249-square-foot single family home was built in 2022, has 4 bedrooms and 2.5 bathrooms, and sits on approximately 0.20 acres.

Purchase Price by Roots:	$331,300.35 allocated purchase price
Current Market Value:	$400,000

Property Address:	165 Russell Way, Athens, GA 30606
Description:	This 1,973-square-foot single family home was built in 2022, has 4 bedrooms and 2.5 bathrooms, and sits on approximately 0.14 acres.

Purchase Price by Roots:	$349,521.87 allocated purchase price
Current Market Value:	$422,000.00

Property Address:	185 Russell Way, Athens, GA 30606
Description:	This 2,035-square-foot single family home was built in 2022, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.18 acres.

Purchase Price by Roots:	$335,441.61 allocated purchase price
Current Market Value:	$405,000.00

Property Address:	225 Melba Lane, Athens, GA 30606
Description:	This 2,494-square-foot single family home was built in 2022, has 4 bedrooms and 2.5 bathroom, and sits on approximately 0.14 acres.

Purchase Price by Roots:	$352,006.63 allocated purchase price
Current Market Value:	$425,000.00

Property Address:	249 Melba Lane, Athens, GA 30606
Description:	This 2,480-square-foot single family home was built in 2022, has 4 bedrooms and 3.5 bathroom, and sits on approximately 0.14 acres.

Purchase Price by Roots:	$360,289.13 allocated purchase price
Current Market Value:	$435,000

Property Address:	207 Melba Lane, Athens, GA 30606
Description:	This 2,436-square-foot single family home was built in 2022, has 4 bedrooms and 4.5 bathrooms, and sits on approximately 0.14 acres.

Purchase Price by Roots:	$372,712.90 allocated purchase price
Current Market Value:	$450,000

Property Address:	181 Russell Way, Athens, GA 30606
Description:	This 2,249-square-foot single family home was built in 2022, has 4 bedrooms and 2.5 bathrooms, and sits on approximately 0.21 acres.

Purchase Price by Roots:	$347,865.37 allocated purchase price
Current Market Value:	$420,000

Property Address:	161 Russell Way, Athens, GA 30606
Description:	This 2,121-square-foot single family home was built in 2022, has 4 bedrooms and 2.5 bathrooms, and sits on approximately 0.14 acres.

Purchase Price by Roots:	$360,289.13 allocated purchase price
Current Market Value:	$435,000.00

Property Address:	115 Hawthorn Lane, Covington, GA 30014
Description:	This 2,771-square-foot single-family home was built in xxxx, has 4 bedrooms and 3.5 bathrooms, and sits on approximately 2.27 acres.

Purchase Price by Roots:	$445,598.98 allocated purchase price
Current Market Value:	$538,000.00

Property Address:	80 Hawthorn Lane, Covington, GA 30014
Description:	This 2,674-square-foot single-family home was built in 2022, has 4 bedrooms and 3.5 bathrooms, and sits on approximately 1.04 acres.

Purchase Price by Roots:	$385,136.66 allocated purchase price
Current Market Value:	$465,000.00

Property Address:	130 Hawthorn Lane, Covington, GA 30014
Description:	This 2,720-square-foot single-family home was built in 2022, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 1.06 acres.

Purchase Price by Roots:	$418,266.70 allocated purchase price
Current Market Value:	$505,000.00

Property Address:	55 Hawthorn Lane, Covington, GA 30014
Description:	This 2,709-square-foot single-family home was built in 2022, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 2.04 acres.

Purchase Price by Roots:	$383,480.16 allocated purchase price
Current Market Value:	$463,000.00

Property Address:	100 Hawthorn Lane, Covington, GA 30014
Description:	This 2,219-square-foot single-family home was built in 2022, has 3 bedrooms and 2 bathrooms, and sits on approximately 2.27 acres.

Purchase Price by Roots:	$343,724.12 allocated purchase price
Current Market Value:	$415,000.00

Property Address:	90 Hawthorn Lane, Covington, GA 30014
Description:	This 2,488-square-foot single-family home was built in 2022, has 3 bedrooms and 3 bathrooms, and sits on approximately 1.01 acres.

Purchase Price by Roots:	$374,369.40 allocated purchase price
Current Market Value:	$452,000.00

Property Address:	110 Hawthorn Lane, Covington, GA 30014
Description:	This 2,964-square-foot single-family home was built in 2022, has 4 bedrooms and 3.5 bathrooms, and sits on approximately 1.07 acres.

Purchase Price by Roots:	$447,255.48 allocated purchase price
Current Market Value:	$540,000.00

Property Address:	5873 Ridgedale Court, Gainesville, GA 30506
Description:	This 2,839-square-foot single-family home was built in 2019, has 3 bedrooms and 3.5 bathrooms, and sits on approximately 0.91 acres.

Purchase Price by Roots:	$430.690.46 allocated purchase price
Current Market Value:	$520,000.00

Property Address:	5854 Ridgedale Court, Gainesville GA 30506
Description:	This 2,160-square-foot single-family home was built in 2019, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.62 acres.

Purchase Price by Roots:	$366,915.14 allocated purchase price
Current Market Value:	$443,000.00

Property Address:	5885 Ridgedale Court, Gainesville, GA 30506
Description:	This 2,177-square-foot single family home was built in 2020, has 4 bedrooms and 2.5 bathrooms, and sits on approximately 0.66 acres.

Purchase Price by Roots:	$364,430.39 allocated purchase price
Current Market Value:	$440,000.00

Property Address:	4525 Highland Gates Parkway, Gainesville, GA 30506
Description:	This 2,105-square-foot single family home was built in 2020, has 4 bedrooms and 2.5 bathrooms, and sits on approximately 0.32 acres.

Purchase Price by Roots:	$337,926.36 allocated purchase price
Current Market Value:	$408,000.00

Property Address:	4347 Highland Gates Parkway, Gainesville, GA 30506
Description:	This 2,151-square-foot single family home was built in 2018, has 4 bedrooms and 3.5 bathrooms, and sits on approximately 0.20 acres.

Purchase Price by Roots:	$343,724.12 allocated purchase price
Current Market Value:	$415,000.00

Property Address:

714 Mott Street, Gainesville, GA 30501

710 Mott Street, Gainesville, GA 30501

708 Mott Street, Gainesville, GA 30501

712 Mott Street, Gainesville, GA 30501

821 Johnson Street, Gainesville, GA 30501

823 Johnson Street, Gainesville, GA 30501

825 Johnson Street, Gainesville, GA 30501

827 Johnson Street, Gainesville, GA 30501

829 Johnson Street, Gainesville, GA 30501

833 Johnson Street, Gainesville GA 30501

835 Johnson Street, Gainesville, GA 30501

Description:	Each single-family home is approximately 1,620-square-foot built in 2018 with 4 bedrooms and 3 bathrooms and sits on approximately 0.04 acres.

Purchase Price by Roots:	$2,869,889.32 allocated purchase price
Current Market Value:	$3,465,000.00

Item 1. Fundamental Changes

Property Acquisitions

On July 31, 2026, the Company completed the acquisition of the following four (4) single family homes from Georgia Flip Fund, LLC:

Property Address:	122 White Creek Loop, Rockmart, GA 30153
Description:	This 1,115-square-foot single-family home was built in 2007, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.54 acres.

Purchase Price by Roots:	$215,100 allocated purchase price
Current Market Value:	$235,000

Property Address:	332 Tara Road, Jonesboro, GA 30238
Description:	This 2,082-square-foot single family home was built in 2000, has 4 bedrooms and 2.5 bathrooms, and sits on approximately 0.48 acres.

Purchase Price by Roots:	$210,000 allocated purchase price
Current Market Value:	$270,000

Property Address:	3241 Dodson Drive, East Point, GA 30344
Description:	This 1,562-square-foot single family home was built in 1962, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.54 acres.

Purchase Price by Roots:	$180,000 allocated purchase price
Current Market Value:	$310,000

Property Address:	258 Banberry Drive SE, Atlanta, GA 30315
Description:	This 1,350-square-foot single family home was built in 1960, has 3 bedrooms and 1 bathroom, and sits on approximately 0.24 acres.

Purchase Price by Roots:	$103,000 allocated purchase price
Current Market Value:	$215,000

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 08/06/2026

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated May 12, 2026 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2026, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.